SECURITIES AND EXCHANGE COMMISSION

08033113

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 26 2008

Washington, DC 110

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SEC FILE NUMBER
8- 09614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2007 (MM/DD/YY) AND ENDING 09/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GLICKENHAUS & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 7th Floor
(No. and Street)

New York, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Peyser (212) 953-7868
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 18 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth Glickenhaus and Steven B. Green ________, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glickenhaus & Co. ______, as of September 30, 2008 ___, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

General Partner

Title

Signature

CFO

Title

Notary Public

ANNA MALLOZZI
Notary Public, State of New York
No. 01MA4997426
Qualified in Queens County
Commission Expires June 8, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Glickenhaus & Co.
(a partnership)

Statement of Financial Condition

September 30, 2008

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Partners of
Glickenhaus & Co.
New York, New York

We have audited the accompanying statement of financial condition of Glickenhaus & Co. (a partnership) (the "Company") as of September 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Glickenhaus & Co. as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen

New York, New York
November 25, 2008

Glickenhaus & Co.
(a partnership)

Statement of Financial Condition
September 30, 2008

ASSETS		
Cash	$	167,363
Securities Purchased Under Agreements to Resell		184,032,778
Receivables from Brokers, Dealers and Clearing Organizations		1,506,191,738
Securities Owned, at market value (including securities pledged to third parties of $2,045,177,775)		2,205,686,253
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $1,481,640		1,552,394
Other Assets		58,938,182
Total assets	$	3,956,568,708
LIABILITIES AND PARTNERS' CAPITAL		
Payables to Brokers, Dealers and Clearing Organizations	$	2,022,248,600
Securities Sold, Not Yet Purchased, at market value		1,665,938,241
Accrued Expenses and Other Liabilities		8,511,088
Total liabilities		3,696,697,929
Partners' Capital		259,870,779
Total liabilities and partners' capital	$	3,956,568,708

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Glickenhaus & Co. (the "Company") is a limited partnership primarily engaged as an investment advisor, securities broker-dealer and investment banker conducting business with institutional and individual clients and other broker-dealers located primarily in the northeastern United States. The Company is registered with the Financial Industry Regulatory Agency ("FINRA").

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Securities owned, securities sold, not yet purchased, and open futures and options contracts are valued at market value, and the resulting realized and unrealized gains and losses are reflected in Partners' capital. Securities transactions are recorded on a trade date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, established a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements. The FASB has pending a further deferral of FIN 48.

Note 2. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements") or securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions and are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement.

Note 2. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase (continued)

The estimated fair value of the reverse repurchase agreements and the repurchase agreements approximates the carrying amount due to the short-term nature of the instruments.

The market value of collateral accepted by the Company under reverse repurchase agreements was $892,143,330, substantially all of which has been sold or repledged. Collateral received from counterparties is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FASB Interpretation No. 41 ("FIN 41"), *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.* At September 30, 2008, the Company's assets and liabilities decreased by $709,890,561 as a result of the application of FIN 41.

Note 3. Credit Facilities

The Company has credit facilities (the "Facilities") with various financial institutions under which the Company can borrow up to $264,000,000. As of September 30, 2008, no borrowings were outstanding under these Facilities. The Facilities bear interest at fluctuating rates based on the federal funds interest rate and are payable on demand. Loans under the Facilities are collateralized by firm securities.

Note 4. Clearing Agreement

Pursuant to a clearing agreement (the "Agreement"), all customer securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker that is a member of the New York Securities Exchange Inc. (the "NYSE"). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(ii).

The Agreement states that the Company will assume customer obligations should a customer of the Company default. As of September 30, 2008, amounts owed to the clearing broker by customers were adequately collateralized by securities owned by the customers.

Note 5. Securities Owned and Securities Sold, Not Yet Purchased, at Market Value

At September 30, 2008, securities owned and securities sold, not yet purchased, consist of the following (in thousands):

Securities owned, at market value:	
U.S. government obligations	$ 2,046,796
Corporate stock	141,728
Municipal obligations	12,033
Other	5,129
	$ 2,205,686

Note 5. Securities Owned and Securities Sold, Not Yet Purchased, at Market Value (continued)

Securities sold, not yet purchased, at market value:	
U.S. government obligations	$ 1,661,495
Corporate stock	78
Other	4,365
	$ 1,665,938

Securities owned, pledged to third parties under repurchase agreements were $707,935,389 at September 30, 2008.

In the opinion of management, in many cases, the use of financial instruments and economic offsetting of similar security positions serve to decrease the Company's overall exposure to market risk.

Note 6. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

The balances presented as receivables from and payables to brokers, dealers and clearing organizations consist of the following at September 30, 2008 (in thousands):

Receivables from brokers, dealers and clearing organizations:	
Receivables from clearing organizations	$ 2,255
Fail to deliver	1,503,937
	$ 1,506,192
Payables to brokers, dealers and clearing organizations:	
Payable to clearing organizations	$ 1,414,494
Fail to receive	607,755
	$ 2,022,249

Note 7. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At September 30, 2008, the Company had net capital of $140,310,587, which exceeded minimum net capital requirements by $140,060,587.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

Note 8. Related Party Transactions

Included in other assets are loans to affiliates, which represent entities into which some of the Partners are invested. The loans to affiliates was $14,631,695, including accrued interest, as of September 30, 2008 and are collateralized by properties owned by the affiliates. These loans have no scheduled maturity and bear interest at fluctuating rates based on federal funds interest rates. In management's opinion, the carrying amounts of these loans approximate fair value.

Note 9. Commitments and Contingent Liabilities

The Company leases office space under a lease agreement expiring on December 31, 2014. The Company has a one-time option which allows it to terminate the lease at the end of five years by giving at least six months' notice to the landlord together with a payment of $395,901. The lease is subject to escalation charges based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under the lease agreement are approximately as follows (in thousands):

Year ending September 30,	
2009	$ 337
2010	368
2011	379
2012	379
2013	379
Thereafter	473
	$ 2,315

The Company has purchased "split-dollar" life insurance policies (the "Plan") for four of the Partners. The Company has a lien against the cash surrender value of the policies, to the extent of premiums paid. Upon termination of the Plan, the Company will be entitled to receive the proceeds from the policies in the amount of the premiums it paid. The Company uses the fair value method to value the insurance contracts.

Note 10. Off-Balance-Sheet Risk, Concentration of Credit Risk and Derivative Financial Instruments

In the normal course of business, the Company enters into financial transactions as principal or agent where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and credit risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

Note 10. Off-Balance-Sheet Risk, Concentration of Credit Risk and Derivative Financial Instruments (continued)

The Company's trading activities include purchases and short sales of U.S. government securities as well as the purchases and sales of financial futures and options on financial futures. Subsequent market fluctuations may require purchasing or selling the securities at prices that may differ from the market value reflected on the statement of financial condition. The Company limits its risk by holding offsetting security or option positions. The Company records gains and losses from futures and options trading in principal transactions.

Note 11. Subsequent Event

Subsequent to year-end, the credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios. As a result, Glickenhaus & Co.'s investments have incurred a decline in fair value since September 30, 2008.

Glickenhaus & Co.

Independent Auditor's Supplementary Report on Internal Control

September 30, 2008

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Supplementary Report on Internal Control

To the Partners of
Glickenhaus & Co.
New York, New York

In planning and performing our audit of the financial statements and supplementary schedules of Glickenhaus & Co. (the "Company") as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen

New York, New York
November 25, 2008

END